Supplement, dated July 7, 2026

to Annual Notice to Policyowners

dated May 1, 2026

Wilton Reassurance Life Company of New York

American Separate Account No. 3

Variable Universal Life Insurance Policy

The following supplemental information should be read in conjunction with the Annual Notice to Policyowners dated May 1, 2026 for the Variable Universal Life Insurance Policy (“VUL Policies”) issued by Wilton Reassurance Life Company of New York, formerly known as The American Life Insurance Company of New York through its American Separate Account No. 3. Special terms not defined herein have the meanings ascribed to them in your Prospectus.

The table below replaces Appendix: Underlying Funds Available as Investment Options Under the VUL Policies of your Annual Notice to Policyowners:

APPENDIX: UNDERLYING FUNDS AVAILABLE AS INVESTMENT OPTIONS UNDER THE VUL CONTRACTS

The following is a list of Underlying Funds available under the Contracts. More information about the Underlying Funds is available in the prospectuses for the Underlying Funds, which may be amended from time to time and are available on our website, mutualofamerica.com/AmericanLifeSA3Funds. You can also request this information at no cost by calling 800.574.9267 or by sending an email request to mutualofamerica@dfinsolutions.com.

The current expenses and performance information below reflects fees and expenses of the Underlying Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Underlying Fund’s past performance is not necessarily an indication of future performance.

Type/Investment Objective	Underlying Fund and Adviser/Subadviser	Current Expenses[1]	Average Annual Total Returns as of 12/31/25
			1 year	5 year	10 year	Life of Fund

Equity Fund Seeks capital growth	LVIP American Century Capital Appreciation Fund Adviser: Lincoln Financial Investments Corporation SubAdviser: American Century Investment Management, Inc.	0.57%	6.95%	5.49%		12.13%

Fixed Income Fund Seeks to provide as high a level of current income as is consistent with the preservation of capital	American Funds Insurance Series – The Bond Fund of America (Class 1) Adviser: Capital Research and Management Company	0.22%	7.40%	0.10%	2.61%

Type/Investment Objective	Underlying Fund and Adviser/Subadviser	Current Expenses[1]	Average Annual Total Returns as of 12/31/25
			1 year	5 year	10 year	Life of Fund

Balanced Fund Seeks to achieve competitive total return through actively managed portfolio of stocks, bonds, and money market instruments which offer income and capital growth opportunity	Calvert VP SRI Balanced Portfolio Adviser: Calvert Research and Management	0.64%	11.48%	8.68%	9.81%

Equity Fund Seeks to achieve long-term capital appreciation	Dimensional VA U.S. Targeted Value Portfolio Adviser: Dimensional Fund Advisors LP	0.29%	8.95%	13.60%	11.00%

Equity Fund Seeks to provide long-term growth of capital	DWS Capital Growth VIP Adviser: DWS Investment Management Americas, Inc.	0.49%	12.53%	10.92%	15.29%

Equity Fund Seeks investment results that correspond to the total return of common stocks publicly traded in the United States , as represented by the S&P 500® Index	Fidelity VIP Index 500 (Initial Class) Adviser: Fidelity Management & Research Company LLC (FMR) Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, and Fidelity Management & Research Japan Limited serve as sub-advisers.	0.09%	17.78%	14.31%	14.70%

Equity Fund Seeks long-term capital appreciation	Fidelity VIP Contrafund® Portfolio Adviser: Fidelity Management & Research Company LLC (FMR) Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, and Fidelity Management & Research Japan Limited serve as sub-advisers.	0.54%	21.52%	15.37%	15.78%

Type/Investment Objective	Underlying Fund and Adviser/Subadviser	Current Expenses[1]	Average Annual Total Returns as of 12/31/25
			1 year	5 year	10 year	Life of Fund

Equity Fund Seeks reasonable income and will also consider potential for capital appreciation. Fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index	Fidelity VIP Equity-Income Portfolio Adviser: Fidelity Management & Research Company LLC (FMR) Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, and Fidelity Management & Research Japan Limited serve as sub-advisers.	0.46%	19.02%	12.51%	11.60%

Balanced Fund Seeks to obtain high total return with reduced risk over the long term by allocating Fund assets among stocks, bonds, and short-term instruments	Fidelity VIP Asset Manager Portfolio Adviser: Fidelity Management & Research Company LLC (FMR) Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, and Fidelity Management & Research Japan Limited serve as sub-advisers.	0.51%	14.98%	5.67%	7.13%

Fixed Income Fund Seeks to maximize current income to the extent consistent with the preservation of capital and the maintenance of liquidity by investing exclusively in high quality money market instruments	Goldman Sachs VIT Government Money Market Fund (Institutional) Adviser: Goldman Sachs Asset Management, L.P.	0.43%	4.20%	3.18%	1.73%

Equity Fund Seeks to provide long-term capital appreciation	Vanguard Variable Insurance Fund International Portfolio® Advisers: Baillie Gifford Overseas Ltd. And Schroder Investment Management North America Inc.	0.32%	19.97%	0.62%	10.48%

Type/Investment Objective	Underlying Fund and Adviser/Subadviser	Current Expenses[1]	Average Annual Total Returns as of 12/31/25
			1 year	5 year	10 year	Life of Fund

Balanced Fund Seeks to provide long-term capital appreciation and reasonable current income	Vanguard Variable Insurance Funds – Balanced Portfolio Adviser: Wellington Management Company LLC	0.20%	16.46%	9.29%	10.03%

Equity Fund Seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks	Vanguard Variable Insurance Funds – Mid-Cap Index Portfolio Adviser: The Vanguard Group, Inc.	0.17%	11.54%	8.46%	10.77%

Equity Fund Seeks to provide long-term capital appreciation	Vanguard Variable Insurance Funds - Small Company Growth Portfolio Adviser: The Vanguard Group, Inc. and T. Rowe Price Associates, Inc.	0.32%	6.11%	3.81%	9.61%

Fixed Income Fund Seeks to provide current income while maintaining limited price volatility	Vanguard Variable Insurance Funds - Short-Term Investment-Grade Portfolio Adviser: The Vanguard Group, Inc.	0.14%	6.85%	2.23%	2.81%

1  Since Inception date September 22, 2017.

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This Supplement Should Be Retained With Your Notice to Policyowners For Future Reference.